EXHIBIT 4.1

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT is made and entered effective as of the 17th day of March, 2006 by and between Claim Remedi, Inc. (“Consultant”) and CASH TECHNOLOGIES, INC. (“Company”).

WHEREAS, Consultant is the developer of certain software products used in the healthcare data processing market and an expert in healthcare data processing products, their use and sales, and

WHEREAS, Consultant has licensed certain healthcare data processing software (the “Licensed Software”) to Company, which Company is actively marketing; and

WHEREAS, in order to successfully commercialize the Licensed Software, Company desires to obtain from Consultant the services of Robert Bleyhl, an employee, officer and stockholder of Consultant; and

WHEREAS, Consultant is willing to allow Robert Bleyhl to assist Company in the manner described in this Agreement.

NOW, THEREFORE, in consideration of this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Services. Company hereby retains Consultant, and Consultant hereby agrees to provide the following services to Company:

a). Advising the Company on marketing methods for the Licensed Software and other healthcare data processing products, including:

(i)	eligibility;
(ii)	claims analysis;
(iii)	clearinghouse; and
(iv)	other similar products.

b.) Advising the Company in the areas of product development and implementation of healthcare data processing products, including:

(i)	the use of direct data connections to insurers;
(ii)	establishing market pricing for claims analysis products;
(iii)	establishing market pricing for clearinghouse products.

c.) Services to be provided by Consultant hereunder shall be performed exclusively by Robert Bleyhl. Consultant agrees to make Mr. Bleyhl available to provide all of the services required to be provided hereunder. Consultant agrees that Robert Bleyhl shall devote such time and attention to his consulting services hereunder as is required to fulfill his obligations under this Agreement in a timely and professional manner, recognizing that the time demands may vary month-to-month. Company acknowledges that Robert Bleyhl is an employee of Consultant, and the ability of Robert Bleyhl to provide services may be limited due to his obligations to Consultant, however Robert Bleyhl agrees that he will use his best efforts to devote such time and attention to Company’s matters as the Company may from time to time request.

2. Payment. As consideration for the aforementioned services Company agrees to issue to Consultant $35,000 in value of the Company’s restricted common stock on the first business day of each month at the Market Price (Market Price shall be the average closing price of the common stock for 10 consecutive trading days prior to issuance). For example, if the Market Price is $1.00 per share on the first of the month, then the Company shall issue 35,000 shares. Since Robert Bleyhl shall provide the services under this Agreement, all shares issuable hereunder shall be issued directly to Robert Bleyhl in his name.

3. Relationship of The Parties. It is understood and agreed by the parties hereto that the Agreement does not create a fiduciary relationship between Company and Consultant and that Consultant’s relationship to Company shall be as an independent contractor and not as an employee of the Company. Consultant has no power or authority to act for, represent, or bind Company or any company affiliated with the Company in any manner.

4. Term. The term of this Agreement shall be twelve months beginning January, 2006. The parties agree that Consultant’s services may not be required or useful if the license agreement between them regarding the Licensed Software is terminated. Accordingly, in the event of the termination of the license agreement, either party shall have the right to terminate this Agreement by giving the other party ten (10) days prior written notice. Upon termination, Consultant will be paid a pro rata amount of Shares for the terminated monthly period as per Section 2 herein.

5. Governing Law and Exclusive Jurisdiction. This Agreement shall be governed by, and construed in accordance with the laws of the State of California applicable to agreements made and to be performed entirely within that State.

6. Notices. All notices, requests, demands, and other communications given or made in connection with this Agreement shall be in writing and shall be sent by registered or certified mail, return receipt requested and shall be deemed to have been given when deposited postage prepaid to the respective party.

7. Miscellaneous. This Agreement constitutes the entire Agreement between the parties and supersedes all prior Agreements and understandings, oral or written, between the parties with respect to the subject matter hereof. This Agreement may be signed in counterparts which, taken together, shall constitute one and the same document.

IN WITNESS WHEREOF, the respective duly authorized representative of the parties have caused this Agreement to be executed as of the date first above written.

CLAIM REMEDI, INC.	CASH TECHNOLOGIES, INC.

By /s/ ROBERT BLEYHL	By /s/ BRUCE KORMAN
ROBERT BLEYHL	BRUCE KORMAN
Printed Name, Title	Printed Name, Title